March 2, 2005

MAIL STOP 0511

Mr. Michael McGuiness
Chief Financial Officer
Treasure Mountain Holdings, Inc.
13-01 Pollitt Drive
Fair Lawn, New Jersey 07410

Re:	Treasure Mountain Holdings, Inc.
File No. 333-120411
Registration Statement on Form SB-2
      Amendment 3, filed February 11, 2005

      File no. 0-32741
	Preliminary Proxy Statement on Schedule 14A
      Amendment 3, filed February 9, 2005

Vyteris Holdings, Inc.
Form SB-2 registration statement
File No. 333-120435

Dear Mr. McGuiness:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We repeat our previous comment one. We note that the company has removed Vyteris Holdings, Inc. as a filer on the registration statement. Please file on EDGAR a request for withdrawal for the registration statement of Vyteris Holdings, Inc., file No. 333-120435. See Rule 477 of Regulation C of the Securities Act of 1933.

2. Please file your response and all correspondence on EDGAR. See Rule 101 of Regulation S-T of the Securities Act of 1933.

3. We await your response to previous comment 22. It appears to us that Treasure Mountain`s reporting status would need to be clarified before we are able to clear its preliminary proxy as Schedule 14A requires different information for registrants that are not small business issuers.

Prospectus Cover Page

4. Please remove the words "deemed to be" prior to "underwriters" in the fifth paragraph. Please remove similar disclosure in the distribution section.

Management`s Discussion and Analysis of the Financial Condition and
Results of Operations
Overview of Vyteris
5. We repeat in part our previous comments 18 and 19. In this section or the business section, please describe the principal terms of the agreements between the company and B. Braun and Ferring. Please include the fee arrangements under the agreements, for example.
6. Projections may be included in disclosure where they are based on reasonable assumptions which are summarized in the disclosure. Please supplementally discuss the reasonable assumptions underlying your projections with a view to disclosure, or remove the projections from the disclosure.

Liquidity and Capital Resources

7. Please reconcile the disclosure in this section regarding the Working Capital Facility with the disclosure in the "Certain
Relationships and Related Transactions" section.

Management
Board of Directors

8. For Patrick G. LePore, please describe all employment during the past five years. See Item 401(a)(4) of Regulation S-B. In the description, please include the name and business of the person`s employer, beginning and ending dates of employment, and the positions held. Please include all current positions with other companies.

Executive Compensation

9. Please update this section.  See Item 402 of Regulation S-B.

Certain Relationships and Related Transactions

10. In regard to the debt financing transactions, please name the related parties to STSG.

11. Please disclose the related parties of Spencer Trask that received the common stock in connection with the Working Capital Facility. In addition, please discuss whether the related parties will receive a common stock purchase warrant when the company borrows money under the Working Capital Facility.

Selling Stockholders

12. We note that the date of the percentage ownership data is of October 31, 2004. Please update.

Plan of Distribution

13. We note your response to our previous comment 24 and reissue the comment. If a selling shareholder is a broker-dealer, tell us whether the selling shareholder acquired its securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, you must identify the broker-dealer as an underwriter in the prospectus. Please advise supplementally whether any other selling shareholders are broker-dealers.

Other Regulatory

14. The financial statements included in the registration statement and the preliminary proxy statement should be current at the effective date or mailing date. Please revise to include the audited financial statements for the fiscal year ended December 31, 2004 to comply with Item 310(g) of Regulation S-B, and provide current consents of the independent accountants in any amendment.

Exchange Act Reports

15. As appropriate, please revise these reports to comply with the above comments on the Form SB-2.

Preliminary Proxy Statement on Schedule 14A

16. As appropriate, please revise the disclosure in the proxy statement to comply with the above comments on the Form SB-2.







Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac at (202) 824-5683 or Hugh West at
(202) 942-1983 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Kluck at (202) 824-5262 or me at (202) 942-2999 with any other questions.

						Sincerely,


						John Reynolds, Assistant Director
						Office of Emerging Growth Companies

cc:	Peter H. Ehrenberg
	Fax (973) 597-2400

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Treasure Mountain Holdings, Inc.
March 2, 2005
Page 1